Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Liberty Global, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-128553, 333-125927, 333-125930, 333-125941, 333-125943, 333-125946, 333-125962, 333-128034, 333-128035, 333-128037, 333-128038, 333-140111, 333-152753, 333-169604 and 333-169605) on Form S-3 and on Form S-8 of Liberty Global, Inc. of our report dated February 24, 2011, with respect to the consolidated balance sheets of Liberty Global, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedules I and II, and our report dated February 24, 2011 on the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Liberty Global, Inc.

Our report refers to a change in the methods of accounting for business combinations, noncontrolling interests, certain investments and an insurance arrangement.

Our report on the effectiveness of internal control over financial reporting as of December 31, 2010, contains an explanatory paragraph that states that the aggregate amount of total assets and revenue of Unitymedia Gmbh that are excluded from management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are $6,443.5 million and $1,146.6 million, respectively. Our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of this entity.

KPMG LLP

Denver, Colorado

February 24, 2011